Exhibit 12.01

SOUTHWESTERN PUBLIC SERVICES CO.
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands, except ratio)

	Six Months Ended June 30, 2015	Year Ended Dec. 31
		2014	2013	2012	2011	2010
Earnings, as defined:
Pretax income from operations	$66,724	$205,054	$148,938	$168,598	$145,034	$126,933
Add: Fixed charges	54,525	105,946	104,534	103,760	100,901	100,518
Total earnings, as defined	$121,249	$311,000	$253,472	$272,358	$245,935	$227,451
Fixed charges, as defined:
Interest charges	$41,958	$80,218	$77,866	$69,074	$65,095	$63,912
Interest component of leases	12,567	25,728	26,668	34,686	35,806	36,606
Total fixed charges, as defined	$54,525	$105,946	$104,534	$103,760	$100,901	$100,518
Ratio of earnings to fixed charges	2.2	2.9	2.4	2.6	2.4	2.3